CARTER LEDYARD & MILBURN LLP
Counselors at Law

Steven J. Glusband	2 Wall Street	1401 Eye Street, N.W.
Partner	New York, NY 10005-2072	Washington, DC 20005
—	—	(202) 898-1515
Direct Dial: 212-238-8605	Tel (212) 732-3200	—
E-mail: glusband@clm.com	Fax (212) 732-3232	570 Lexington Avenue
New York, NY 10022
(212) 371-2720

June 12, 2006

Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
450 Fifth St., N.W.
Mail Stop 3561
Washington, D.C. 20549-0506

Re:	Defense Industries International, Inc. Item 4.01 Form 8-K/A filed June 9, 2006 File No. 0-30105

Dear Mr. Moran:

        On behalf of our client, Defense Industries International, Inc. (the “Company”), and in connection with its Item 4.01 Form 8-K/A, filed with the Securities and Exchange Commission on June 9, 2006, I have been authorized by our client to acknowledge that: (i) the Company is responsible for the accuracy of the disclosure in its filings; (ii) comments by the Staff, or changes to disclosure in response to comments by the Staff, do not foreclose the Commission from taking any actions with respect to the Company’s filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any further questions, please do not hesitate to contact me.

Very truly yours, /s/ Steven J. Glusband Steven J. Glusband

SJG:tco

cc:	Defense Industries International, Inc.